EXHIBIT D-8

                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265

                                           Public Meeting held September 9, 2005

Commissioners Present:

     Wendell F. Holland, Chairman
     James H. Cawley, Vice Chairman
     Bill Shane
     Kim Pizzingrilli
     Terrance J. Fitzpatrick

Petition of Pennsylvania Power Company
Seeking a Specific Determination Allowing
Certain Fossil Fuel Generating Assets To Be                Docket No. P-00052165
Eligible Facilities Pursuant to Section 32
Of the Public Utility Holding Company Act
Of 1935

Petition of Pennsylvania Power Company
Seeking a Specific Determination Allowing
Certain Nuclear Assets To Be                               Docket No. P-00052166
Eligible Facilities Pursuant to Section 32
Of the Public Utility Holding Company Act
Of 1935

Approval of Affiliated Interest Agreements between
Pennsylvania Power Company and First Energy                Docket No. G-00051111
Nuclear Generating Corporation

Approval of Affiliated Interest Agreements between
Pennsylvania Power Company and First Energy                Docket No. G-00051112
Nuclear Generating Corporation


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                             FINAL OPINION AND ORDER

BY THE COMMISSION:

     Before the Commission for disposition are the Petitions of Pennsylvania Power Company ("Penn Power") for the issuance of determinations under Section 32(c) of the Public Utility Holding Company Act (PUHCA) of 1935, 15 U.S.C.
ss. 79z-5a(a) (Section 32(c) Petitions). Additionally, Penn Power seeks approval of two affiliated interest agreements (Section 2102 Agreements) filed under Chapter 21 of the Pennsylvania Public Utility Code, 66 Pa. C.S. ss. 2101, et seq.

     By Secretarial Letter dated June 6, 2005, the Commission extended the 30-day statutory consideration period for the Section 2102 Agreements until further notice as provided in Chapter 21 of the Public Utility Code.

     The Section 32(c) Petitions and the Section 2102 Agreements involve Penn Power's nuclear facilities (Nuclear Assets) and fossil fuel facilities (Fossil Assets) identified in the Section 32(c) Petitions and Section 2102 Agreements.

     The Section 32(c) Petitions and the Section 2102 Agreements were served on the Office of Trial Staff, the Office of Consumer Advocate, and the Office of the Small Business Advocate.

                            HISTORY OF THE PROCEEDING

     On May 19, 2005, Penn Power filed the Section 32(c) Petitions and the
Section 2102 Agreements concerning Penn Power's ownership interests and affiliated interests related to Penn Power's fossil and nuclear generating facilities.

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     Penn Power is a direct, wholly owned electric public utility subsidiary of
Ohio Edison Company ("Ohio Edison") and its affiliates, Cleveland Electric Illuminating Company (CEI), Toledo Edison Company (Toledo Edison), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) (collectively, the "First Energy Operating Companies" or "FE Operating Companies"). The FE Operating Companies are electric public utilities and direct, wholly owned subsidiaries of First Energy Corporation ("FE Corporation"), a public utility holding company registered under PUHCA. Penelec, Med-Ed and Penn Power are regulated utilities that provide electric service to customers within the Commonwealth of Pennsylvania. CEI, Toledo Edison, and Ohio Edison provide electric service to customers within the State of Ohio and are subject to regulation by the Public Utilities Commission of Ohio ("PUCO"). Penelec, as lessee of property of the Waverly Electric Light & Power Company, also provides electric service in the State of New York and is subject to regulation by the New York Public Service Commission.

     On June 8, 2005, the Office of Consumer Advocate (OCA) filed Notices of Intervention in the Section 32(c) Petitions and the Section 2102 Agreements.

     On June 28, 2005, Penn Power filed a Reply to the Answer of the Office of the Consumer Advocate (the Penn Power Answer) on behalf of itself and FE Corporation. The Penn Power answer addresses concerns of the OCA regarding the
Section 32(c) Petitions and the Section 2102 Agreements. In the Penn Power answer, Penn Power and FE Corporation agree that ratepayers will not incur any tax effects from the spin-off or transfer transactions. FE Corporation and Penn Power also agree that ratepayers will not be required to pay or fund any transaction costs. In addition, FE Corporation and Penn Power agree that that these transactions are not intended to nor will they increase Penn Power's distribution rates from capital structure and cost of capital effects resulting from these transactions. Finally, FE Corporation and Penn Power agree on a right


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to examine these issues in any request by Penn Power to increase its distribution rates and to recommend any adjustments deemed necessary.

     There are no formal protests or challenges to the Section 32(c) Petitions or the Section 2102 Agreements.

                                   DISCUSSION

     I. THE SECTION 32(C) FOSSIL FUEL PETITION AND RELATED AFFILIATED INTEREST AGREEMENT.

     The Section 32(c) Petition for Penn Power's Assets at Docket No. P-00052165 (the "First Section 32(c) Petition") seeks "eligible facility" status under
Section 32 of the Public Utility Holding Company Act of 1935 for the Fossil Assets located in Ohio and Pennsylvania.

     The Fossil Assets subject to the First Section 32(c) Petition are as follows:

     1.   The Astabula Generating Station Unit 5 in Ashtabula, Ohio;

     2. The Bayshore Generating Station Units 1-4 and the Bayshore Peaking Facility in Toledo, Ohio;

     3. The R.E. Burger Generating Station Units 3-5 and the R.E. Burger Peaking Facility in Shadyside, Ohio;

     4. The Eastlake Generating Station Units 1-5 and the Eastlake Peaking Facility in Eastlake, Ohio;

     5.   The Edgewater Peaking Facility in Lorain, Ohio;

     6. The Lake Shore Generating Station Unit 18 and the Lake Shore Peaking Facility in Cleveland, Ohio;

     7.   The Mad River Peaking Facility in Springfield, Ohio,


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     8.   The Bruce Mansfield Generating Station Units 1-3 in Shippingport,
          Pennsylvania;

     9.   The Richland Peaking Facility Units 1-3 in Defiance, Ohio;

     10. The W.H. Sammis Generating Station Units 1-7 and the W.H. Sammis Peaking Facility in Stratton, Ohio;

     11.  The Stryker Peaking Facility in Springfield, Ohio;

     12.  The West Lorain Peaking Facility Unit 1 in Lorain, Ohio, and

     13.  The Seneca Pumped Storage Generating Station in Warren, Pennsylvania.

     FE Corporation seeks Commission approval in order to proceed with a series of intra-system asset transfers at the conclusion of which First Energy Generation Company ("FE Genco"), an existing wholly owned subsidiary of FE Corporation, will own the Fossil Assets. Currently, FE Corporation complies with the restructuring obligations of Pennsylvania and Ohio law through a previously approved Master Lease that separates FE Corporation's generation assets from its regulated delivery business. Penn Power and FE Corporation desire that FE Genco qualify as an exempt wholesale generator ("EWG") in order to exempt FE Genco from all provisions of PUHCA./1/ The Penn Power and FE Corporation Fossil Assets must be found to be eligible facilities under Section 32(a) of PUHCA in order for FE Genco to be accorded EWG status.

     Every state commission with jurisdiction over the retail rates pertaining to the Fossil Assets must determine that the proposed transactions will benefit consumers, are in the public interest, and do not violate State law. This is necessary because the rates for electricity produced by the Fossil Assets were regulated by PUCO and the Commission on the date of enactment of Section 32.

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/1/ Some of these facilities were granted Section 32(c) status by a prior
Commission Order. See Footnote 5. Today's approval is no way detracts from that approval. We reiterate our approval in order to provide legal certainty as to the facility's treatment in Pennsylvania in light of the recent federal legislation and to provide the FE Corporation and Penn Power with the certainty they seek in light of recent federal legislation.


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     Penn Power and FE Genco seek approval for several reasons. There are no market power concerns arising from the contemplated transactions because there is no net change to FE Corporation's existing owned generation resources and thus competition among suppliers is not directly affected. First Energy Solutions Corporation ("FE Solutions"), a power marketing affiliate of Penn Power, is buying and will continue to buy all the electricity available from the Fossil Assets. The contemplated transactions will not adversely affect either the reliability or availability of electric supply to Penn Power's customers or any other electricity customer. In addition, the contemplated transactions are consistent with the goals of the Commission's Competitive Safeguards/Code of Conduct regulations set forth at 52 Pa.Code ss. 54.121 et seq.

     Penn Power and FE Corporation also identified several benefits stemming from Commission approval of the First Section 32(c) Petition. Separation of functions enhances the separation of individuals employed in each of FE Corporation's operations. FE Corporation's conducting of its generation business separate from its other operations effectively shields customers from the potential volatility of its competitive operations. The obligation to operate legally distinct entities facilitates increased internal accountability and management. The separation also allows the use of financing techniques better suited to the requirements, characteristics, and risks of non-utility operations without affecting Penn Power's creditworthiness/2/.

     On February 21, 2001, at P-00011869, the Commission approved a Master Facility Lease (Lease Agreement) whereby FE Genco operates the interests in the Mansfield and Sammis power plants along with certain peaking units (collectively

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/2/ Standard & Poor's has stated that because the transfer of generating assets involves the reclassification of debt and other liabilities among the FirstEnergy subsidiaries, they will review the ratings on certain debt classes at Penn Power. However, Penn Power's debt ratings from Standard & Poor's reflects the consolidated creditworthiness of FirstEnergy Corporation, and that 'in the absence of regulatory or structural insulation', Penn Power will be rated the same as its consolidated Parent, FirstEnergy Corp.


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Fossil Plant) owned by Penn Power. Under the Lease Agreement, FE Genco has an
option to purchase the Fossil Plant at values set forth in the Lease Agreement.

     Penn Power now seeks Commission approval of a Purchase and Sale Agreement (P&S Agreement) docketed at G-00051112, whereby FE Genco exercises its option to purchase the fossil and hydroelectric generating facilities, referred to in the P&S Agreement as "Purchased Assets". Under the P&S Agreement, FE Genco will purchase acquire, and accept from Penn Power all of Penn Power's right, title, and interest into and under the Purchase Assets. The purchase price as set in the Lease Agreement is $125,411,440.

     The proposed P&S Agreement outlines the terms whereby FE Genco assumes and agrees to discharge when due, without recourse to Penn Power, all of the liabilities and obligations of Penn Power, direct or indirect, known or unknown, absolute or contingent, directly relating to the Purchase Assets and arising from FE Genco's ownership from and after the Closing Date.

     In addition to the proposed P&S Agreement, the filing contains an Assignment and Assumption Agreement, a Bill of Sale, the necessary Form of Deeds, a Promissory Note, and a Security Agreement.

     The attached Bill of Sale conveys the Purchase Assets to FE Genco. There are three Forms of Deeds to accomplish the transfer. The Promissory Note outlines the method of payment whereby FE Genco will pay Penn Power under the terms of the proposed P&S Agreement. Finally, a Security Agreement conveys, assigns, transfers, and grants to Penn Power a security interest in the Collateral to secure FE Genco's performance of the obligations set forth in
Section 4 of the Security Agreement.


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     II.  THE SECTION 32(C) NUCLEAR FACILITIES PETITION FOR EXEMPT WHOLESALE
GENERATOR (EWG) STATUS AND AFFILIATED INTEREST AGREEMENT.

     The Section 32(c) Petition at P-00052166 (Second Section 32(c) Petition) seeks "eligible facility" status under Section 32 of the Public Utility Holding Company Act of 1935 for multiple nuclear fuel generating power plants located in Ohio and Pennsylvania (collectively, the "Nuclear Assets"). The Nuclear Assets subject to this Section 32(c) Petition are as follows:

     1. The Beaver Valley Nuclear Power Plant Units 1 and 2 in Shippingport, Pennsylvania;

     2.   The Davis-Besse Nuclear Power Plan in Oak Harbor, Ohio, and

     3.   The Perry Nuclear Power Plant in North Perry Village, Ohio

     Penn Power and FE Corporation seek Section 32(c) designation as part of a plan to proceed with a series on intra-system asset transfers at the conclusion of which First Energy Nuclear Generation Corporation (FE Nuclear), a newly formed wholly owned, indirect subsidiary of FirstEnergy Corporation, will own the Nuclear Assets. FE Corporation is separating generation assets from its regulated delivery business as part of a compliance effort aimed at implementing restructuring decisions of the PUCO and the PUC.

     Penn Power and FE Corporation also seek approval because Section 32(c) determinations are consistent with the state and federal commitment to using market forces instead of government regulation to advance security goals, encourage investment in generation, and to protect consumers. Penn Power and FE Corporation state that there is no market power concerns raised by the transactions and designations because the electricity available from the Nuclear Assets is and will continue to be sold to FE Solutions.


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     The affiliated interest agreement filed at Docket No. G-00051111 seeks
Commission approval of a Subscription and Contribution Agreement ("S&C Agreement") between Penn Power and one of its affiliates, FE Nuclear. The applicants assert that the purpose of the agreement is the structural separation of Penn Power's electric generation from its energy delivery functions. Under the S&C Agreement, FE Nuclear receives Penn Power's ownership interests in the Beaver Valley Nuclear Power Plans Unit 1, Unit 2 and Common Facilities, Perry Nuclear Power Plant, and associated assets and rights (collectively Nuclear Plant Interests).

     Under the proposal, Penn Power would transfer the Nuclear Plant Interests and related assets, together with approximately $62 million of related outstanding Pollution Control Revenue Bond debt, to FE Nuclear as a capital contribution. Penn Power would receive in return 100 shares of FE Nuclear's common stock and FE Nuclear would become a wholly owned subsidiary of Penn Power. Penn Power would then declare and pay a dividend to its parent, Ohio Edison consisting of the FE Nuclear common stock. Ohio Edison, in turn, would dividend that common stock up to FE Corporation so that FE Nuclear would then become a wholly owned subsidiary of FE Corporation. Ultimately, the FE Nuclear and FE Genco interests become wholly owned subsidiaries of FE Solutions.

     The dividend transactions will be accomplished in a general manner such that no taxes would be payable by Penn Power. There will be no deferred tax liability with respect to these transfers as well.

                                    ANALYSIS

     THE SECTION 32(C) "ELIGIBLE FACILITIES" PETITIONS. Upon consideration, we grant the Section 32(c) Petitions for the reasons discussed below. We take this action to provide FE Corporation and its Pennsylvania subsidiaries the certainty


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they seek concerning our treatment of these facilities. They seek this certainty in response to the enactment of recent federal energy legislation repealing PUHCA/3/ and establishing a state's right of access to books and records./4/ We also take this action to provide certainty consistent with our prior approval of FE Corporation's request for Section 32(c) approval for some of the facilities/5/ listed in these Section 32(c) Petitions reflecting, as they did, the Energy Policy Act of 1992./6/

     Under PUHCA, the Securities and Exchange Commission (SEC) is required to approve the acquisition of the securities of an electric utility company. 15 U.S.C. ss. 79i(a)(2). Without status as an EWG, FE Nuclear would be considered an electric utility company under Section 2(a)(3) of PUHCA. 15 U.S.C. ss. 79b(a)(3). Establishing EWG status for the Fossil Assets and the Nuclear Assets effectively removes these assets from the definition of electric utility company and eliminates the requirement of obtaining SEC approval.

     To establish EWG status, FERC must determine that the Nuclear and Fossil Asset operations are engaged "exclusively in the business of owning or operating, all or part of one or more eligible facilities and selling electric energy at wholesale." 15 U.S.C. ss. 79z-5a(a)(1). As a precursor to the FERC determination, facilities that were under state regulation as of October 24,

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/3/ Energy Policy Act of 2005, ss. 1263. This legislative provision regarding state access to books and records of a holding company or any associate company or affiliate thereof indicates that the Section 32(c) Petitions and the Section 2102 Affiliated Interest Agreement petitions come within these provisions. A determination on our part is appropriate in order to remove any uncertainty regarding our current view of these facilities and agreements in light of that authority.

/4/ Energy Policy Act of 2005, ss. 1265.

/5/ Application of Pennsylvania Power Company for (1) Approval, Pursuant to Chapter 21 of the Public Utility Code, of the Lease of Certain Power Production Facilities to FirstEnergy Generation Corporation and (2) Issuance of Findings Required by the Public Utility Holding Company Act to Enable FirstEnergy Generation Corporation to Obtain Exempt Wholesale Generator Status, Docket No. P-00011869 (Order entered February 21, 2001). Today's action is consistent with and in no way detracts from our prior action.

/6/ August 26, 1935, c. 687, Title I, ss. 32, as added October 24, 1992, Pub.L. 102-486, Title VII, ss. 711, 106 Stat. 2905.


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1992, must receive from the jurisdictional state regulatory commission a
"specific determination that allowing such facility to be an 'eligible facility'
(1) will benefit consumers, (2) is in the public interest, and (3) does not violate State law. . . ." 15 U.S.C. ss. 79z-5a(c).

     We agree that the Section 32(c) Petitions should be granted for the reasons set forth below. We do so because the required specific determinations demonstrate that the transactions set forth in the Section 32(c) Petitions benefit consumers, are consistent with the public interest, and do not violate state law.

     We find that there are consumer benefits sufficient to justify granting the
Section 32(c) Petitions. The benefit to consumers is evident in Penn Power's statements and commitments to the OCA. We adopt those commitments and make them binding on FE Corporation and Penn Power. First, FE Corporation and Penn Power agree that ratepayers will not incur any tax effects from the spin-off or transfer transactions. Second, FE Corporation and Penn Power also agree that ratepayers are not required to pay or fund any transaction costs. In addition, FE Corporation and Penn Power agree that these transactions are not intended to nor will they increase Penn Power's distribution rates from capital structure and cost of capital effects resulting from these transactions. Finally, FE Corporation and Penn Power agree that a party has the right to examine these issues in any request in a proceeding by Penn Power to increase its distribution rates and to recommend any adjustments deemed necessary.

     We also find that the Section 32(c) Petitions are consistent with state law as required by 15 U.S.C. 79z-5a(c). We agree with FE Corporation and Penn Power that the proposed transactions envision a transfer of the generation assets consistent with FE Corporation's restructuring under state law. We also agree that there is no indirect or direct harm to other competitive generation supplies or competition in the market. The fact that the electricity is and will


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remain within the purview of FE Corporation is an important consideration as well.

     We also find that the Section 32(c) Petitions meet the public interest determination required by 15 U.S.C. ss. 79z-5a(c) for the Fossil Assets and the Nuclear Assets is also based on several considerations. There will be no decrease in the number of competitors or the level of competition in the wholesale market. There is no evidence of any violation of state law such as harm to consumers due to developments that undermine competition or otherwise harm consumers. Finally, there are no adverse impacts sufficient to deny or reconsider our determinations regarding consumer benefits, compliance with state law, or the public interest.

     We also make our Section 79z-5a(c) determinations for the Fossil Assets and the Nuclear Assets for other reasons under state and federal law. Restructuring provides for structural separation that builds upon the functional separation attained under the current Master Lease agreement. A more competitive electric utility industry in Pennsylvania is in the public interest and consistent with state law. See PaPUC v. West Penn Power Co. and AYP Capital, Inc., Docket No. G-00960476 (June 6, 1996). The Commission already approved Section 32(c) requests involving the transfer of generating facilities by other Pennsylvania electric utilities after determining that no legal impediment exists. See, eg., Appl. of UGI Development Co., Docket No. P-00991693 (August 26, 1999); Appl's of Metropolitan Edison Co. and Pennsylvania Electric Co., Docket Nos. R-00974008 and R-00974009 (October 20, 1998). That approach is appropriate here.

     Our approval promotes the divestiture plans of FE Corporation and Penn Power without untoward harm to the public interest or the operation of the Fossil Assets or the Nuclear Assets. Divestiture of the Nuclear Assets will be accomplished through a transfer of ownership by a spin-off to a separate corporate subsidiary. The current functional separation of the Master Lease


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agreement is transformed into a structural separation through a sale at the corporate level.

     There are no apparent market power considerations sufficient to deny or reconsider this request. That is because there will be no net change to FirstEnergy System's existing owned generation resources. Competition among suppliers will not be adversely affected by our approval of the Section 32(c) Petitions.

     There is no demonstrable adverse impact upon the availability or reliability of the electricity from Fossil Assets or the Nuclear Assets to Penn Power's customer or any electricity customer sufficient to deny or reconsider this request at this time. All the electricity available from the Fossil Assets and the Nuclear Assets is and will continue to be sold to FirstEnergy Solutions Corporation, a power marketing affiliate of Penn Power.

     Approval allows the company to transfer the Fossil Assets and the Nuclear Assets from regulated utilities to separate, competitive entities. The transfer promotes compliance with the goals and requirements of the Commission's Competitive Safeguards/Code of Conduct set forth at 52 Pa.Code ss. 54.121 et seq. Approval also transfers the individuals involved with the Fossil Assets and the Nuclear Assets in a way that enhances compliance with these goals and requirements by identifying specific entities and individuals responsible for competitive operations.

     Penn Power and FE Corporation intend to conduct their competitive generation operations, including the financing activities, through separate legal subsidiaries as opposed to functional divisions in order to better shield customers from the potential earnings volatility of its competitive business operation. Legally distinct entities at the subsidiary level allows the use of financing techniques better suited to the requirements, characteristics, and risks of non-utility operations in a manner that does not undermine Penn Power's creditworthiness. Subsidiaries increase internal accountability while enabling


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management to evaluate the success of existing and new businesses. This result enhances, rather than detracts from, customer benefits. Finally, this form of organization is consistent with business segment reporting now required under Securities and Energy Commission ("SEC") and financial accounting rules.

     We realize that FE Corporation recently withdrew its request for Section 32(c) Petition for approval of the nuclear assets from the Ohio Public Utility Commission (OPUC). Pennsylvania and Ohio contain the Nuclear Assets that are the subject of the Second Section 32(c) Petition addressed in today's Opinion and Order. FE Corporation explains that this action should not affect Commission approval because FE Corporation eventually plans to seek EWG status or some other status for the Nuclear Assets and that this action provides FE Corporation with flexibility regarding its generation assets.

     We recognize that FE Corporation's actions in Ohio strongly suggest that this Commission not act on the Second Section 32(c) Petition and related affiliated interest agreement concerning the Nuclear Assets unless and until FE Corporation seeks approval from the OPUC. The incongruity of seeking approval in one state while withdrawing a request for that same approval in another state is not lost on the Commission.

     Nevertheless, upon consideration, we grant the Section 32(c) Petitions including the Second Section 32(c) Petition involving the Nuclear Assets. We can approve the Second Section 32(c) Petition along with the First Section 32(c) Petition for the reasons set forth above as well as the considerations below.

     Approval means that we fully expect FE Corporation to obtain all necessary approvals from the OPUC and to keep the Commission informed of all developments in the other approving states. The Commission could reconsider and possibly rescind this approval if FE Corporation fails to provide the Commission with


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timely notice. This approach reconciles the incongruity of seeking EWG approval in one state while withdrawing a request for the same approval in another state.

     We see no reason to unnecessarily delay or prevent the structural separation envisioned in the 32(c) Petitions and the related Section 2102 Affiliated Interest agreements. That separation, as well as the debt transfer and the non-recourse provisions of the transactions, improves the ring-fencing of Penn Power as it relates to the generation assets and operation of FE Corporation. Additionally, we expect FE Corporation management to consider further steps that can be taken to improve the protection of their Pennsylvania utilities through ring-fencing.

     Based on these considerations, we grant the Section 32(c) Petitions. The generation assets designated in the First and Second Section 32(c) petitions are declared to "eligible facilities" as the overall evidence supports a specific determination regarding consumer benefit, consistency with the public interest, and the lack of any state law violations at this time.

     THE AFFILIATED INTEREST AGREEMENTS. The first Affiliated Interest Agreement covers Penn Power and First Energy Corporation's Fossil Assets. The second Affiliated Interest Agreement covers Penn Power and First Energy's Nuclear Assets.

     The First Affiliated Interest Agreement builds upon the Commission's prior approval of a Lease Agreement between Penn Power and FE Genco set forth at Docket No. P-00011869. The Lease Agreement leased Penn Power's interest in the Mansfield and Sammis power plants and certain peaking facilities to FE Genco for 20 years. That same order designated the facilities as "eligible facilities" under PUHCA. As mentioned above, the Lease Agreement gave FE Genco an option to purchase the plants listed in that agreement. Penn Power seeks Commission approval to execute the P&S Agreement between Penn Power and FE Genco pursuant to that purchase option.


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     The Second Affiliated Interest Agreement concerns Penn Power's Nuclear
Assets. Penn Power seeks Commission approval of the S & C Agreement between Penn Power and FE Nuclear. The S & C Agreement would result in the structural separation of Penn Power's electric generation from its energy delivery functions.

     In a letter dated July 11, 2005, staff requested that the applicants provide pro forma accounting entries that would be required on the books of Penn Power, FE Genco and FE Nuclear in order for Penn Power to complete the P&S Agreement with FE Genco and the S&C Agreement with FE Nuclear. Additionally, staff requested before and after organization charts of FE Corporation and the affiliates involved in the proposed transaction. The applicants provided the data in a letter dated July 19, 2005.

     In approving this order, we request that upon completion of the proposed transactions the applicants file final accounting entries with the Commission. The applicants must file copies of the finalized P&S Agreement and the S&C Agreement.

     Upon consideration of the filings and the prior decision regarding a request for Section 32(c) relief, we approve these affiliated interest agreements. We do so in light of the considerations set forth regarding the
Section 32(c) relief and in order to give Penn Power, FE Genco, FE Corporation and FE Nuclear the ability to proceed and finalize the complete separation of its generation ownership interest from its utility operations. We also do so in reliance on our discussion of the Section 32(c) Petitions as well.

                                   CONCLUSION

     Upon review of the Section 32(c) Petitions, the supplemental pleadings, and the affiliated interest agreements, we grant the Section 32(c) Petitions and approve the Section 2102 Affiliated Interest agreements. The generation assets


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designated in the First and Second Section 32(c) petitions should be declared
"eligible facilities" because the overall evidence supports specific determinations regarding consumer benefits, consistency with the public interest, and the absence of any violation of state law at this time. The Commission has examined the affiliated interest agreements needed to accomplish this structural separation and has determined that they appear to be reasonable and consistent with the public interest; however, approval of these agreements does not preclude the Commission from investigating during any formal proceeding, the reasonableness of any charges under the agreements; THEREFORE,

IT IS ORDERED:

     1. That the Affiliated Interest Agreement between Pennsylvania Power Company and FirstEnergy Generation Corporation be, and hereby is, approved consistent with this Opinion and Order.

     2. That the Affiliated Interest Agreement between Pennsylvania Power Company and FirstEnergy Nuclear Generation Corporation be, and hereby is, approved consistent with this Opinion and Order.

     3. That Pennsylvania Power Company shall file with the Commission a copy of the final Purchase and Sale Agreement between itself and FirstEnergy Generation Corporation. Additionally, Pennsylvania Power Company shall file with the Commission a copy of all final accounting entries required to complete the proposed transaction.

     4. That Pennsylvania Power Company shall file with the Commission a copy of the final Subscription and Contribution Agreement between itself and FirstEnergy Nuclear Generation Corporation. Additionally, Pennsylvania Power


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Company shall file with the Commission a copy of all final accounting entries required to complete the proposed transaction.

     5. That FE Corporation and its subsidiary Pennsylvania Power Company shall not require ratepayers to incur any tax effects from any spin-off or other transactions.

     6. That FE Corporation and its subsidiary Pennsylvania Power Company shall not require ratepayers to fund or pay any transaction costs.

     7. That FE Corporation and its subsidiary Pennsylvania Power Company agree that these transactions are not intended to increase Pennsylvania Power Company's distribution rates from capital structure and cost of capital effects that may result from these financial transactions.

     8. That FE Corporation and its subsidiary Pennsylvania Power Company agree that all parties interested in matters related to the transactions expressly have the right to examine those issues in any request by Penn Power to increase its distribution rates and to recommend any adjustments they find necessary.

     9. That FE Corporation and its subsidiary Pennsylvania Power Company agree that ratepayer obligations regarding nuclear decommissioning costs will remain as specified in the Commission's prior Order regarding Pennsylvania Power Company's Restructuring Plan and its further order approving the Joint Petition for Full Settlement of Pennsylvania Power Company's Restructuring Plan and Related Court Proceedings set forth in Application of Pennsylvania Power Company for Approval of Restructuring Plan Under Section 3806 of the Public Utility Code, Docket No. R-00974149 (Restructuring Order entered July 22, 1998) and (Tentative Order on Settlement entered April 1, 1999).


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     10.  That FirstEnergy Corporation and its subsidiary Pennsylvania Power
Company shall abide by the additional requirements or obligations set forth in today's Opinion and Order regarding filing and updating the Commission concerning developments in the Ohio Public Utility Commission and the other states where approval is necessary.

     11. That this approval shall be effective as of the date of entry of this Opinion and Order.

                                         BY THE COMMISSION,


                                         James J. McNulty
                                         Secretary

(SEAL)

ORDER ADOPTED:  September 9, 2005

ORDER ENTERED:  September 9, 2005


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